UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Idle Media, Inc.

Full Name of Registrant

216 S. Centre Avenue

Address of Principal Executive Office (Street and Number)

Leesport, PA 19533

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Idle Media, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2013 (the “3/31/2013 Form 10-Q”) without unreasonable effort or expense due to the circumstances described below.

As initially reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2013, the Company determined that there were accounting errors in its financial statements for fiscal years 2010 and 2011 as well as its second and third quarters of fiscal year 2012. The errors relate to amounts previously consolidated under ASC 810-10-45-16, “Variable Interest Entity,” and include revenues and expenses incorrectly allocated to Zoeter, LLC (f/k/a Idle Media, LLC), the Company’s majority shareholder, which is owned by Marcus Frasier, Chief Executive Officer and President of the Company, that instead should have been allocated to DatPiff, LLC, the Company’s wholly-owned subsidiary. As a result, the Company concluded it would need to restate its audited financial statements for fiscal years 2010 and 2011 and its unaudited interim financial statements for its second and third quarters of fiscal year 2012 (collectively, the “Restated Financial Information”) and that those previously issued financial statements should no longer be relied upon.

The Company is in the process of preparing the Restated Financial Information, as well as its Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “2012 Form 10-K”), its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012 (the “12/31/2012 Form 10-Q) and the 3/31/2013 Form 10-Q.  In order to complete and file the 3/31/2013 Form 10-Q, the Company must first complete preparation of the Restated Financial Information and file an amendment to its Registration Statement on Form 10 (the “Form 10/A”) and an amendment to its Current Report on Form 10-Q for its fiscal quarter ended June 30, 2012 (the “6/30/2012 Form 10-Q/A”), containing the Restated Financial Information, as well as the 2012 Form 10-K and 12/31/2012 Form 10-Q.  As such the Company is not able to file the 3/31/2013 Form 10-Q at this time.

Consistent with the Company’s disclosure in its Current Report on Form 8-K filed with the SEC on March 8, 2012, the Company has determined not to amend its periodic reports filed prior to the filing of the Company on March 8, 2012, of a Form 15 suspending its voluntary reporting obligations, as the Restated Financial Information will be included in the Form 10/A and in the Company’s Quarterly Reports on Form 10-Q (including the 6/30/2012 Form 10-Q) with respect to the applicable annual and quarterly periods from such fiscal years.  The Company cautions investors not to rely upon its previously issued financial statements, although the Company may be subject to potential liability under the federal securities laws due to accounting errors in the financial statements contained in these filings.

In connection with the conclusion of its restatement-related activities, the Company expects to file the Form 10/A and the 6/30/2012 Form 10-Q/A, and as promptly as practicable thereafter to file the 2012 Form 10-K, the 12/31/2012 Form 10-Q and the 3/31/2013 Form 10-Q.

The Company continues to work to complete the Restated Financial Information, as well as its financial statements for the fiscal year ended September 30, 2012, and the first and second fiscal quarters of 2013. However, despite such efforts, the Company does not expect it will be able to complete such Restated Financial Information and financial statements and to file the 3/31/2013 Form 10-Q by May 20, 2013, and is unable to predict when it will be able to do so.

As reported in the Company’s Current Report on Form 8-K filed on February 7, 2013, the Company expects to report material weaknesses in its internal control over financial reporting through June 30, 2012 due to its failure to analyze the source of its revenues and expenses, resulting in revenues and expenses related to www.datpiff.com and allocable to DatPiff, LLC being recorded instead by Zoeter, LLC.  Management continues to assess its internal controls over financial reporting and will fully report its conclusion upon completion of the restatement process. Additional control deficiencies related to the periods covered by the financial statements included in the Form 10 and the Company’s other periodic reports may be identified by management prior to filing, and those deficiencies may also individually or in the aggregate constitute one or more material weaknesses. The existence of one or more material weaknesses precludes a conclusion by management that the Company’s internal control over financial reporting was effective as of the respective dates of the affected reports. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The above statements and those included in the attachment hereto, including the description of expected adjustments, are preliminary and subject to change based, among other things, on the Company’s completion of the Restated Financial Information and of its financial statements discussed above.

Cautionary Statement Regarding Forward-Looking Information

This filing, including the attachment hereto, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including regarding the Company’s expected financial results, statements regarding the Company’s intent to restate its prior financial statements, the nature of such restatement and any adjustments related to the Restated Financial Information and the expected timing of filing of its periodic reports or amendments thereto. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s financial review that would require the Company to make additional adjustments, the time and effort required to complete the Restated Financial Information and other risks described more fully in Item 1A in the Company’s Registration Statement on Form 10/A filed on October 29, 2012, which Item 1A is expressly incorporated herein by reference, and other factors as may periodically be described in the Company’s filings with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raphael Haddock	(484)	671-2241
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑
Annual Report on Form 10-K for the fiscal year ended September 30, 2012; Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Idle Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2013	By:	/s/ Raphael Haddock
Raphael Haddock, COO and CFO

ATTACHMENT

As described in Part III above and in the Company’s Current Report on Form 8-K filed January 15, 2013, and Current Report on Form 8-K/A filed February 7, 2013 (together, the “Form 8-Ks”), the Company determined that there were accounting errors in its financial statements from fiscal years 2010 and 2011 as well as its second and third quarters of fiscal year 2012. The errors relate to amounts previously consolidated under ASC 810-10-45-16, “Variable Interest Entity,” and include revenues and expenses incorrectly allocated to Zoeter, LLC (f/k/a Idle Media, LLC), the Company’s majority shareholder, that instead should have been allocated to DatPiff, LLC, the Company’s wholly-owned subsidiary. The Company has not completed the preparation and review of the Restated Financial Information or the financial statements to be included in the 2012 Form 10-K, the 12/31/12 Form 10-Q or the 3/31/2013 Form 10-Q. The Company has devoted significant resources to the restatement process and continues to evaluate the impact of the items described in the Form 8-Ks on its financial statements. Until the Restated Financial Information and related financial assessment and review described herein and above in Part III have been completed, the Company is not able to estimate the final impact that the results of the review will have on its revenues, results of operations and financial position to be reported in the 3/31/2013 Form 10-Q or in the Form 10/A, 6/30/2012 Form 10-Q/A, 2012 Form 10-K and the 12/31/12 Form 10-Q that have not yet been filed.